04034165

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

JUN 28 2004

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the calendar year ended December 31, 2003

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
HOURLY 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
805 S.W. BROADWAY, SUITE 900
PORTLAND, OREGON 97205-3303

Page 1 of 13
Exhibit Index
page 2 of 13

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibit 23 – Consent of Independent Auditors (Page 13 of 13)

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Louisiana-Pacific Retirement
Plans Administrative Committee

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 23, 2004

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Cash	$ 221,855	$ 272,028
Investments at fair value:		
Money market account	7,154,687	6,957,152
Louisiana-Pacific Corporation common stock	46,556,212	30,432,650
Mutual funds	28,620,588	19,603,681
Participant loans	9,965	92,071
Total investments	82,341,452	57,085,554
Employer contribution receivable	3,146,915	41
Employee contribution receivable	-	155
Total assets	85,710,222	57,357,778
LIABILITIES—Administrative expenses payable	94,038	79,783
NET ASSETS AVAILABLE FOR BENEFITS	$85,616,184	$57,277,995

See notes to financial statements.

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Investment income/(loss):		
Dividend income	$ 367,545	$ 353,030
Interest income	49,905	128,957
Net appreciation/(depreciation) in fair value of investments (includes realized gains and losses)	34,895,041	(5,769,709)
Total investment income/(loss)	35,312,491	(5,287,722)
Employer contributions	5,455,218	2,761,958
Employee contributions	4,005,053	4,943,387
Total additions	44,772,762	2,417,623
DEDUCTIONS:		
Administrative expenses	349,331	428,330
Distributions to participants	16,085,242	14,220,879
Total deductions	16,434,573	14,649,209
NET INCREASE/(DECREASE)	28,338,189	(12,231,586)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	57,277,995	69,509,581
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 85,616,184	$ 57,277,995

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following brief description of the Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General—The Plan is a defined contribution and profit sharing plan covering all hourly employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased and non-resident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of three members appointed by LP.

Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans or conduit IRAs.

Each participant may authorize LP to contribute into the Plan on a pre-tax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $12,000 and $11,000 for 2003 and 2002, respectively. Participants over 50 years of age may contribute an additional $2,000 and $1,000 for 2003 and 2002, respectively, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. In 2003, LP made a contribution of 3% of eligible compensation. No such contribution was made in 2002. Participants may direct the investment of their contributions and the employer contributions. Prior to July 20, 2002, the profit sharing contributions were made in the form of LP common stock, or cash to purchase LP common stock (a nonparticipant-directed investment). Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Vesting of Benefits—Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions in the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)
- Death
- Attainment of age 65 (age 60 for the amounts transferred from the ESOT – see below)

- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan

Distributions of Benefit —Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65;
- Death of the participant; or
- Termination of employment.

Automatic distributions are made if the participant has an account balance less than $5,000 in the plan. Distribution to a participant or beneficiary will be made in one lump sum distribution. Installment distributions are not permitted.

Loans to Participants—Under the merger of a previous plan into the Plan, existing loans were transferred into the Plan. New loans are not permitted under the current Plan.

Hardship Withdrawals—No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeitures—Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed for the plan year. In 2003 and 2002, the amounts forfeited were $143,597 and $166,638, respectively.

Employer Allocated Investments—Beginning in 2000, participants were entitled to transfer a portion of their employer allocated investment holdings (ESOT contributions) annually to the Plan's other participant-directed investment options. All remaining ESOT investment holdings were transferred to participant-directed investments in the first quarter of 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition—The carrying amounts of cash and money market funds, contribution receivable and loans approximate fair value due to the maturity of the instruments.

The Plan's investments in mutual funds and LP common stock are valued at fair value which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments are recorded when disbursed.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Reclassification—Certain reclassifications were made to the 2002 amounts to conform to the 2003 presentation.

3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. ADMINISTRATION OF PLAN ASSETS

The assets of the Plan are managed by the Charles Schwab Trust Company (the "Trustee"), who invests cash received, dividends and interest income, and makes distributions to participants. The Trustee also administers the receipt of principal and interest on the loans outstanding.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. INVESTMENTS

The following assets held by the Plan represent 5% or more of the Plan's net assets available for benefits at December 31:

	2003	2002
Charles Schwab Institutional Advantage Money Fund	$ 7,154,687	$ 6,957,152
PIMCO Total Return Fund	N/A	3,354,035
JP Morgan Institutional Diversified Fund	6,117,723	4,080,688
Montag & Caldwell Growth Fund	7,550,387	6,363,991
Louisiana-Pacific Corporation common stock	46,556,212	30,432,650

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of the changes in net assets available for benefits relating to the nonparticipant-directed investments (see Note 1) is as follows for the year ended December 31, 2002. There were no non-participant directed investments as of December 31, 2003.

Changes in net assets available for benefits:	
Total investment loss	$ (152,491)
Distributions to participants	(462,756)
Administrative expenses	(2,198)
Transfers to participant-directed investments	(26,171,709)
	(26,789,154)
Beginning net assets available for benefits	26,789,154
Ending net assets available for benefits	$ -

7. RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of money market funds and mutual funds managed by Charles Schwab Investment Management, Inc. Charles Schwab Trust Company, an affiliate of Charles Schwab Investment Management, Inc., is the trustee as defined by the Plan and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

8. TAX STATUS

The Internal Revenue Service has determined and informed LP, by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.

9. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated (depreciated) in value for the years ended December 31, 2003 and 2002 as follows:

	2003	2002
Investments at fair value as determined by quoted market prices:		
Mutual funds	$ 4,161,109	$(3,876,944)
Common stocks	30,733,932	(1,892,765)
Net change in fair value	$ 34,895,041	$(5,769,709)

10. CONCENTRATION OF RISK

The Plan invests in various securities including money market accounts, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

11. SUBSEQUENT EVENT

As of January 1, 2004, the trustee and recordkeeper changed from Charles Schwab Trust Company and Milliman USA, respectively, to T. Rowe Price Trust Company and T. Rowe Price Retirement Plan Services, Inc., respectively.

* * * * * *

LOUISIANA-PACIFIC HOURLY 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT YEAR END DECEMBER 31, 2003

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	(f) Current Value
*	Charles Schwab Institutional Advantage Money Fund	Money Market Account	7,154,687	(1)	$ 7,154,687
	JP Morgan Institutional Diversified Fund	Mutual Fund	477,947	(1)	6,117,723
	Lazard International Equity Portfolio	Mutual Fund	125,921	(1)	1,431,731
	MAS Funds Small Cap Value Portfolio	Mutual Fund	97,598	(1)	2,013,454
	Montag & Caldwell Growth Fund	Mutual Fund	346,506	(1)	7,550,387
	PIMCO Total Return Fund	Mutual Fund	362,091	(1)	3,878,003
*	Charles Schwab S&P 500 Investors Shares	Mutual Fund	201,701	(1)	3,455,142
	Janis Growth & Income Fund	Mutual Fund	33,098	(1)	956,866
	Managers Special Equity Fund	Mutual Fund	12,599	(1)	988,914
	Rydex OTC Fund	Mutual Fund	78,531	(1)	779,814
	Weitz Value Portfolio	Mutual Fund	40,485	(1)	1,448,554
*	Louisiana-Pacific Corporation	Common stock	2,603,815	(1)	46,556,212
*	Participant loans	3 loans, ranging 0-20 years maturity, with interest rates of 7.0% to 9.25%		(1)	9,965
					-
					$ 82,341,452

* Party-in-interest

(1) Cost is not required as investments are participant-directed

Page 11 of 13

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC HOURLY 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: RSPattee
Russell S. Pattee, Member

Dated: June 25, 2004

EXHIBIT 23

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110243 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 23, 2004, appearing in this Annual Report on Form 11-K of Louisiana-Pacific Hourly 401(k) and Profit Sharing Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Portland, Oregon
June 25, 2004